                                                                      EXHIBIT 12

             COMPUTATIONS OF RATIO OF EARNINGS TO FIXED CHARGES AND
                RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
                     PREFERRED STOCK DIVIDEND REQUIREMENTS

                                             YEAR ENDED DECEMBER 31,
                            ----------------------------------------------------------
                               2001         2000        1999        1998        1997
                            -----------   ---------   ---------   ---------   --------
                                                  (IN THOUSANDS)
Earnings:
  Loss before income
     taxes................  $(4,057,132)  $(311,795)  $(331,497)  $(151,366)  $(58,141)
  Add:
     Interest
        expense -- net....      454,724     221,116      96,421       5,263     (4,951)
     Rental expense
        representative of
        interest factor...      124,600     132,920      78,429      33,240     20,647
     Minority interest
        loss of
        consolidated
        subsidiaries......      (25,533)    (24,492)     (9,044)     (2,050)        --
     Equity losses........       35,522      20,297      36,440       7,908      2,383
                            -----------   ---------   ---------   ---------   --------
Total earnings (loss) as
  adjusted plus fixed
  charges.................  $(3,467,819)  $  38,046   $(129,251)  $(107,005)  $(40,062)
                            ===========   =========   =========   =========   ========
Fixed charges:
  Interest
     expense -- net.......  $   454,724   $ 221,116   $  96,421   $   5,263   $ (4,951)
  Capitalized interest....       71,126     166,700      39,518      11,182      7,781
  Rental expense
     representative of
     interest factor......      124,600     132,920      78,429      33,240     20,647
                            -----------   ---------   ---------   ---------   --------
     Total fixed
        charges...........      650,450     520,736     214,368      49,685     23,477
Pretax effect of dividends
  on preferred stock of
  the company.............       17,568       4,956          --          --         --
                            -----------   ---------   ---------   ---------   --------
  Combined fixed charges
     and preferred stock
     dividend
     requirements.........      668,018   $ 525,692   $ 214,368   $  49,685   $ 23,477
                            ===========   =========   =========   =========   ========
Ratio of earnings to fixed
  charges.................           (a)         (a)         (a)         (a)        (a)
                            ===========   =========   =========   =========   ========
Ratio of earnings to
  combined fixed charges
  and preferred stock
  dividend requirements...           (b)         (b)         (b)         (b)        (b)
                            ===========   =========   =========   =========   ========

---------------

(a) Earnings were inadequate to cover fixed charges by $4,118,269,000, $482,690,000, $343,619,000, $156,690,000 and $63,539,000 for the years ended December 31, 2001, 2000, 1999, 1998 and 1997, respectively.

(b) Earnings were inadequate to cover combined fixed charges and preferred stock dividend requirements by $4,135,837,000, $487,646,000, $343,619,000,
     $156,690,000 and $63,539,000 for the years ended December 31, 2001, 2000,
     1999, 1998 and 1997, respectively.